UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Motorsport Games Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

62011B102

(CUSIP Number)

Mike Zoi

c/o Motorsport Network, LLC

5972 NE 4th Avenue

Miami, Florida 33137

(305) 507-8799

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62011B102
1	Names of Reporting Persons Motorsport Network, LLC
2	Check the Appropriate Box if a Member of a Group (see Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see Instructions)	OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	FL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	1,480,385
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,480,385

11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,480,385
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13	Percent of Class Represented by Amount in Row (11)	69.2%
14	Type of Reporting Person (see Instructions)	OO

CUSIP No. 62011B102
1	Names of Reporting Persons Mike Zoi
2	Check the Appropriate Box if a Member of a Group (see Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see Instructions)	OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	1,480,385
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,480,385

11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,480,385
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13	Percent of Class Represented by Amount in Row (11)	69.2%
14	Type of Reporting Person (see Instructions)	IN

Item 1. Security and Issuer

This Statement on Schedule 13D/A relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Motorsport Games Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 5972 NE 4th Avenue, Miami, Florida 33137.

Item 2. Identity and Background

(a) The persons filing this Schedule 13D/A are Motorsport Network, LLC, a Florida limited liability company (“Motorsport Network”), and Mike Zoi (collectively, the “Reporting Persons”).

(b) The address of the principal business office of each of the Reporting Persons is 5972 NE 4th Avenue, Miami, FL 33137.

(c) Motorsport Network is a global digital technology company that focuses on the motorsport and automotive industries. Mr. Mike Zoi is the Manager of Motorsport Network.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mike Zoi is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4, which is incorporated herein by reference.

Item 4. Purpose of Transaction

On February 1, 2023 (the “Closing Date”), pursuant to a debt-for-equity exchange agreement (the “Agreement”) dated February 1, 2023, the Company issued 441,402 shares (the “Acquired Shares”) of its Class A Common Stock to Motorsport Network, which amount represents the aggregate number of shares of Class A Common Stock equal to $2,948,565.99 divided by the lower of: (i) the Nasdaq Official Closing Price of the Class A Common Stock immediately preceding the signing of the Agreement, or (ii) the average Nasdaq Official Closing Price of the Class A Common Stock for the five trading days immediately preceding the signing of this Agreement. The Acquired Shares were issued in consideration for the cancellation of the Company’s remaining debt outstanding (including the principal and not yet paid interest thereon) equal to $2,948,565.99 under a promissory note dated April 1, 2020, as amended on November 23, 2020, held by Motorsport Network. Under the Agreement, subject to conditions set forth therein, the Company agreed to file a registration statement with the Securities and Exchange Commission upon demand from Motorsport Network at any time within 60 days after the Closing Date in order to register the resale of the Acquired Shares. The Agreement also granted certain piggyback registration rights to Motorsport Network.

Except as discussed in this Schedule 13D/A, the Reporting Persons do not have any present plans or proposals with respect to the Company that would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including, subject to applicable law, (i) to hold their Class A Common Stock as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Class A Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Class A Common Stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, or (v) to change their intention with respect to any or all of the matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

The following beneficial ownership percentages are based on a total of 2,139,360 shares of Class A Common Stock outstanding as of February 1, 2023 following the consummation of the transactions under the Agreement.

(a) The Reporting Persons beneficially own 1,480,385 shares of Class A Common Stock, representing approximately 69.2% of the outstanding shares of Class A Common Stock.

(b) The Reporting Persons have the shared power to vote or direct the vote or to dispose or to direct the disposition of 1,480,385 shares of Class A Common Stock.

(c) Except as set forth in this Schedule 13D/A, none of the Reporting Persons has effected any transaction in Common Stock since the most recent filing on Schedule 13D by the Reporting persons filed on January 31, 2023.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Debt-For-Equity Exchange Agreement, dated as of February 1, 2023, between Motorsport Games Inc. and Motorsport Network, LLC (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on February 2, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 2, 2023	Motorsport Network, LLC

	By:	/s/ Mike Zoi
	Name:	Mike Zoi
	Title:	Manager

/s/ Mike Zoi
Mike Zoi

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Joint Filing Agreement
2	Debt-For-Equity Exchange Agreement, dated as of February 1, 2023, between Motorsport Games Inc. and Motorsport Network, LLC (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on February 2, 2023)

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned parties hereby agrees to file jointly the Schedule 13D (including any amendments thereto) (the “Statement”) with respect to the acquisition or disposition of shares of Class A common stock, $0.0001 par value per share (the “Common Stock”), of Motorsport Games Inc., a Delaware corporation (the “Company”).

Each of the undersigned parties agrees that each is responsible for the timely filing of the Statement, and for the completeness and accuracy of the information concerning such party contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 2, 2023

Motorsport Network, LLC

	By:	/s/ Mike Zoi
	Name:	Mike Zoi
	Title:	Manager

/s/ Mike Zoi
Mike Zoi